

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 18, 2016

Brian Tienzo
Principal Financial Officer
Golar LNG Limited
9 Par-la-Ville Road, 2nd Floor, S.E. Pearman Building
Hamilton HM 11, Bermuda

      Re: **Golar LNG Limited**
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed May 2, 2016
             File No. 000-50113

Dear Mr. Tienzo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure